UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54449/September 15, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12368

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In the Matter of	:	
	:	ORDER MAKING FINDINGS
2DOTRADE, INC.	:	AND REVOKING REGISTRATION
	:	BY DEFAULT
	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 17, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided sufficient evidence that Respondent 2DoTrade, Inc. (2DoTrade), was properly served with the OIP on August 29, 2006, pursuant to Rule 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. To date, 2DoTrade has not filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b).

On September 11, 2006, the Division filed a motion for default for 2DoTrade's failure to answer the OIP during the time permitted or otherwise appear in the proceeding. The Division requests 2DoTrade be held in default and the registration of each class of its registered securities be revoked.

For failing to answer the OIP during the time permitted or otherwise defend the proceeding against it, 2DoTrade is in default pursuant to Rule 155(a) of the Commission's Rules of Practice. 17 C.F.R. §§ 201.155(a), 220(f). Accordingly, the following allegations in the OIP are deemed to be true.

2DoTrade (CIK No. 0001125225) is a Nevada corporation that purportedly maintained offices in British Columbia, Canada, and London, England. In June 2001, 2DoTrade became a public company through a reverse merger with Moranzo, Inc., a public shell company quoted on the Over-The-Counter Bulletin Board System (OTC Bulletin Board), an electronic market quotation system operated by the National Association of Securities Dealers. The company's common stock is registered under Section 12(g) of the Exchange Act, and its shares were quoted on the OTC Bulletin Board. In November 2001, the Commission suspended trading in 2DoTrade's stock. After the trading suspension expired, 2DoTrade's stock was quoted by Pink Sheets LLC.

2DoTrade is delinquent in its filings with the Commission. It has not filed any current or periodic reports with the Commission since September 4, 2001, when it filed a Form 8-K/A and a Form 10-Q for the period ending June 30, 2001.

On September 30, 2003, the Commission filed a complaint against 2DoTrade and others in SEC v. 2DoTrade, Inc., No. 3:03-CV-2246 (N.D. Tex.). On June 13, 2006, the court entered a default judgment against 2DoTrade, which permanently enjoined the company from future violations of, among other things, Sections 10(b) and 13(a) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-11, and 13a-13 thereunder.

The Commission's complaint alleged that 2DoTrade and other defendants engaged in a "pump and dump" scheme designed to inflate 2DoTrade's stock price. Between at least June and November 2001, the defendants, among other things, issued materially false and misleading press releases claiming that 2DoTrade had entered into several large international trading contracts and had developed an anti-anthrax compound. During the same period, several individual defendants sold shares of 2DoTrade stock for illegal trading profits of at least $1.8 million.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB. As a result of the foregoing, 2DoTrade failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of 2DoTrade.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of 2DoTrade, Inc., is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge